                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C., 20549

                                    FORM 6-K

                            Report of Foreign Issuer



FOR  PERIOD  ENDED          January  15,  2003

COMMISSION  FILE  NUMBER:   (SEC  File  No:  0-30006)


                           SUNGOLD ENTERTAINMENT CORP.
                           ---------------------------
                 (Translation of registrant's name into English)


                            #500 - 666 Burrard Street
                           Vancouver, British Columbia
                                 Canada, V6C 3P6
                     ---------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F __
                                     -


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____     No _X_
                                                -

                           SUNGOLD ENTERTAINMENT CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED AUGUST 31, 2002

                            (A Development Stage Company)

                           (Presented in Canadian Dollars)


                                                 LOEWEN, STRONACH & CO.
                                                 Chartered Accountants

L
S
LOEWEN, STRONACH & CO.
Chartered Accountants
A partnership of incorporated professionals

7th Floor, 2695 Granville Street, Vancouver, BC V6H 3H4
* Fax (604) 736-1225 * Telephone (604) 736-1221 * E-mail lsco@telus.net
--------------------------------------------------------------------------------


                                AUDITORS' REPORT


To  The  Shareholders  of  Sungold  Entertainment  Corp.:


We have audited the consolidated balance sheet of Sungold Entertainment Corp. as at August 31, 2002 and August 31, 2001 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the financial statements for the year ended August 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the financial statements for the year ended August 31, 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2002 and 2001 and the results of its operations and cash flows for the years ended August 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 12). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

                                                  /s/ Loewen  Stronach  &  Co.

                                                      Chartered  Accountants

Vancouver,  BC

December  2,  2002

Comments  by  Auditors  for  U.S.  Readers  on  Canada-U.S.  Reporting  Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated December 2, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                           /s/ Loewen  Stronach  &  Co.

                                                 Chartered  Accountants
Vancouver,  BC,  Canada

December  2,  2002


                   MEMBERS OF
                   INSTITUTE OF CHARTERED ACCOUNTANTS OF BRITISH COLUMBIA

                           SUNGOLD ENTERTAINMENT CORP.

                           CONSOLIDATED BALANCE SHEET

                                 AUGUST 31, 2002

                          (A Development Stage Company)
                         (Presented in Canadian Dollars)




                                                      2002           2001
                                                       $               $
                                                  -------------  ------------

                       ASSETS

CURRENT ASSETS
 Cash                                                   23,772       104,194
 Prepaid expenses and deposits                         374,953        45,767
                                                  -------------  ------------
                                                       398,725       149,961
PRE-DEVELOPMENT COSTS (Note 4)                       2,768,316     2,894,225
CAPITAL ASSETS (Note 5)                                541,484       695,716
                                                  -------------  ------------

                                                     3,708,525     3,739,902
                                                  =============  ============




                      LIABILITIES

CURRENT LIABILITIES
 Accounts payable and accrued liabilities               32,824       115,710
 Loans payable (Note 8 a)                              282,187             -
 Obligation under capital leases (Note 6)               19,423        16,037
                                                  -------------  ------------

                                                       334,434       131,747
OBLIGATION UNDER CAPITAL LEASES (Note 6)                17,253        36,687
                                                  -------------  ------------
                                                       351,687       168,434
                                                  -------------  ------------

                           SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                              16,156,646    13,768,636
DEFICIT                                            (12,799,808)  (10,197,168)
                                                  -------------  ------------

                                                     3,356,838     3,571,468
                                                  -------------  ------------

                                                     3,708,525     3,739,902
                                                  =============  ============






APPROVED  BY  THE  DIRECTORS:

/s/ Kim  Hart          Director
---------------------



/s/ Anne  Kennedy      Director
---------------------

                (See accompanying notes to financial statements)

                  Loewen  Stronach  &  Co.   Chartered  Accountants

                           SUNGOLD ENTERTAINMENT CORP.

                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT


                       FOR THE YEAR ENDED AUGUST 31, 2002

                          (A Development Stage Company)
                         (Presented in Canadian Dollars)


                                      2002          2001       2000
                                       $              $          $
                                  ----------------------------------

REVENUE
 Sales                                19,446       12,428          -
 Foreign exchange gain
 (loss)                               (4,526)      12,098     18,438
 Interest income                          11            2          6
                                  -----------  ----------  ---------
                                      14,931       24,528     18,444
                                  -----------  ----------  ---------
EXPENSES
 Advertising and promotion           808,511      714,709    701,109
 Internet services                   410,144      151,791          -
 Management fees                     246,000      246,000    186,500
 Professional and consulting
 fees                                242,565      118,716     98,061
 Investor relations                  169,935       93,927     18,405
 Amortization                        161,923      142,669     52,388
 Travel and conferences              138,468       77,504    114,240
 Insurance                            71,552       51,449     42,086
 Office rent and services             69,017       48,990     49,248
 Office and miscellaneous             60,936       70,096     45,753
 Transfer agent and filing fees       34,902       24,916     23,789
 Prizes                               29,085            -          -
 Interest on capital leases           10,543        3,118          -
 Interest and bank charges             4,923        4,149        988
 Corporate capital tax                   250            -          -
                                  -----------  ----------  ---------
                                  2,458,754    1,748,034  1,332,567
   Write-down of pre-
    development costs
    and investment                   158,817      460,574          -
                                  -----------  ----------  ---------


                                   2,617,571    2,208,608  1,332,567
                                  -----------  ----------  ---------
LOSS                               2,602,640    2,184,080  1,314,123
DEFICIT - beginning               10,197,168    8,013,088  6,698,965
                                  -----------  ----------  ---------
DEFICIT - ending                  12,799,808   10,197,168  8,013,088
                                  -----------  ----------  ---------

Loss per share                        0.0614       0.0780     0.0664
                                  ===========  ==========  =========


                (See accompanying notes to financial statements)

                  Loewen  Stronach  &  Co.   Chartered  Accountants

                           SUNGOLD ENTERTAINMENT CORP.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                       FOR THE YEAR ENDED AUGUST 31, 2002

                          (A Development Stage Company)
                         (Presented in Canadian Dollars)



                                       2002          2001        2000
                                         $             $           $
                                   --------------------------------------

OPERATING ACTIVITIES
 Loss                              (2,602,640)  (2,184,080)  (1,314,123)
 Items not involving cash:
   Amortization                       161,923      142,669       52,388
   Write-down of pre-
    development costs
    and investment                    158,817      460,574            -
                                   -----------  -----------  -----------

                                   (2,281,900)  (1,580,837)  (1,261,735)
 Cash provided by
   changes in non-cash
   working capital items:
   Prepaid expenses and deposits     (329,186)      (4,718)      (5,362)

   Accounts payable and
   accrued liabilities                (82,886)     (20,977)      58,852
   Loans payable                      282,187            -            -
                                   -----------  -----------  -----------

                                   (2,411,785)  (1,606,532)  (1,208,245)
INVESTING ACTIVITIES
 Pre-development costs                (32,908)    (316,358)    (623,872)
 Acquisition of capital assets         (7,690)    (416,489)    (409,936)
                                   -----------  -----------  -----------

                                      (40,598)    (732,847)  (1,033,808)
                                   -----------  -----------  -----------
FINANCING ACTIVITIES
 Repayment of capital
  leases liability                    (16,049)      (4,304)           -
 Issuance of shares                 2,388,010    2,391,331    2,182,351
                                   -----------  -----------  -----------

                                    2,371,961    2,387,027    2,182,351
                                   -----------  -----------  -----------

INCREASE (DECREASE) IN CASH           (80,422)      47,648      (59,702)
CASH - beginning                      104,194       56,546      116,248
                                   -----------  -----------  -----------

CASH - ending                          23,772      104,194       56,546

Notes to statement of cash flows:

1)  Cash consists of
    balances with banks
2)  Interest and income
    taxes paid:

     Interest paid                     15,466        7,267          988
     Income taxes paid                      -            -            -


                (See accompanying notes to financial statements)


                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)

(Presented  in  Canadian  Dollars)

Note  1     GOING  CONCERN  AND  NATURE  OF  OPERATIONS

     Sungold Entertainment Corp. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing and promoting horseracing, virtual horseracing and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

     The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to operate the Horsepower World Pool profitably in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

     These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Currently the Company's shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany.


Note  2     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     a)   Commitments  and  Contingencies

     The Company's activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing and online jackpot wagering. These regulations are continually changing. The Company believes its operations comply in all material respects with all applicable laws and regulations.

     b)   Basis  of  Consolidation

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc., Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network
     (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

     c)   Translation  of  Foreign  Currencies:

     Accounts recorded in foreign currency have been converted to Canadian dollars as follows:
     * Current assets and current liabilities at exchange rates at the end of the year;
     *    Other  assets  at  historical  rates;
     * Revenues and expenses at the average rate of exchange for the month incurred.

     Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.



                                                                          .. /2



                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)
PAGE  -  2  -

Note 2  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     d)   Pre-development  costs

     The  cost  of  each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

     The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

     e)   Capital  Assets  and  Amortization

     Capital assets are recorded at cost with amortization provided on a declining balance as follows:

          Computer  equipment     30%
          Computers  under  capital  leases     30%
          Internet  software     20%

     The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.

     f)   Income  Taxes

     The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") regarding accounting for income taxes, which requires the use of asset and liability method.

     Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

     g)   Stock-based  Compensation  Plans

The Company has a stock-based compensation plan, which is described in Note 7 b)
i). No compensation expense is recognized for these plans when stock options are issued to members of the Board of Directors. Any consideration paid by members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

                                                                           .. /3

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  3  -

NOTE  3     PRE-DEVELOPMENT  COSTS

     a)   Gun  Lake  Indian  Band  project

     In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

     The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages. The Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants' claim of sovereign immunity. The Company applied for permission for a review of these issues with the Michigan Supreme Court. Recently, the Michigan Court ruled that the State of Michigan is required to issue a gaming compact to the Gun Lake Tribe.

     During the year, no pre-development costs were capitalized under Gun Lake Indian Band project; legal fees incurred for the Band appeals were expensed through income statement.



                                 2001  Additions   Write off   2002
                                  $       $            $        $
Consulting and legal fees  1,036,168           -          -      1,036,168
Contractual obligation       520,117           -          -        520,117
Travel and lodging           213,432           -          -        213,432
                           1,769,717           -          -      1,769,717






                                                                           .. /4


                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  4  -

NOTE  3     PRE-DEVELOPMENT  COSTS  (continued)

     b)   Vancouver  Racecourse  /  Richmond  Equine  Training  Centre  project

     In Vancouver, British Columbia, the Company has presented a proposal to renovate the Hastings Park horse track facility in conjunction with the construction of a one-mile thoroughbred training centre in Richmond.

     The Company had an option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The extension agreement gave the Company the option to purchase 100% of the shares of A.C. Gilmore & Sons Ltd., the owner of the property, for CDN $20,992,490 until November 30, 2002 (lapsed). (See Subsequent Events Note 11 a).

     In September 2002, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2003. (See Related Party Transactions Note 8 a).








                             2001    Additions Write off   2002
                               $         $        $         $
                           ---------  ------  ---------  -------
Consulting and legal fees   801,214   6,412       -      807,626
Option fee                   146,447  12,370  (158,817)        -
Architectural fees            32,752       -         -    32,752
Other direct costs            19,933   1,039         -    20,972
                           ---------  ------  ---------  -------

                           1,000,346  19,821  (158,817)  861,350
                           ---------  ------  ---------  -------





                                                                          .. /5

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  5  -

NOTE  3     PRE-DEVELOPMENT  COSTS  (continued)

     c)   HorsepowerTM  Software  Development  project

     On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. ("HBN").

     Since 1999 the Company has developed the HorsepowerTM parimutal, random, world wagering pool which is based on a virtual Horserace system.

     Sungold owns the exclusive proprietary rights to operate the Horsepower World Pool (HPWP), market the Horsepower system, license the system, sell commercial sponsorships, sell advertising and any other promotion associated with the system. Sungold reserves the rights to all intellectual property.

     HBN acquired computer hardware, developed software and leased a hosting facility that enables HorsepowerTM to operate on the world wide web 24 / 7 as a $US based World wagering pool. HBN has engaged its' sister company Horsepower Broadcasting Network (HBN) International Ltd. to operate their US $ Internet wagering site.

     A major expansion of the Horsepower World Pool is expected in 2003 with many racetracks in North America and internationally wagering into the Horsepower World Pool Pick 1 and Pick 6 parimutal pools.

                                      2001  Additions  Write off  2002
                                        $       $        $         $
                                    -------------------------------------

       Legal and consulting fees     58,999     -           -     58,999
                                    -------------------------------------



                                                                          .. /6

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  6  -

NOTE  4     PRE-DEVELOPMENT  COSTS  (continued)

     d)   HorsepowerTM  Operating  project

     On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. It's main activity is operating the Horsepower World Pool parimutal wagering system. All players have an equal chance to win, wagering in real time 24 / 7 on common parimutuel pools. HorsepowerTM has been tested to international lottery standards. During the year no predevelopment costs were capitalized under Horsepower operating project. The Company operates under the permanent license of the Kahnawake Gaming Commission in Quebec, Canada and the Company management believes the Company complies in all material respects with the governing laws and regulations.


     e)   SafeSpending  project

     In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals.

     The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

(See  Subsequent  Events  Note  11  b.)




                            2001  Additions  Write off  2002
                              $      $          $        $
                           ------------------------------------

                                -    -             -         -
Acquisition cost           62,300    -             -    62,300
Legal and consulting fees   2,863  13,087          -    15,950
                           ------------------------------------
                           65,163  13,087          -    78,250
                           ------------------------------------





                                 2001     Additions   Write off     2002
                                   $         $           $           $
                                -----------------------------------------
TOTAL PRE-DEVELOPMENT COSTS     2,894,225  32,908    (158,817) 2,768,316



                                                                          .. /7

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  7-

Note  5     CAPITAL  ASSETS




                                       2002                2001
                                --------------------------------------

                                Cost      Less     Net Book   Net Book
                                       Accumulated   Value     Value
                                       Amortization
                                   $        $          $        $
                                -------  -------    -------  -------
Internet software               580,020  194,118    385,902  477,224
Computer equipment              258,223  139,760    118,463  165,465
Computers under capital leases   62,378   25,259     37,119   53,027
                                -------  -------    -------  -------
                                900,621  359,137    541,484  695,716
                                =======  =======    =======  =======






Note  6     OBLIGATION  UNDER  CAPITAL  LEASES

     The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

     The  following  is  a  schedule  of  future  lease  payments

                                                          2002       2001
                                                           $           $
                                                         ------------------

                 Total minimum lease payments            41,834     65,429
                                                         ------------------

                 Less amount representing interest       (5,158)   (12,705)
                 Balance of obligations                  36,676     52,724
                                                         ------------------

                 Less current portion                   (19,423)   (16,037)
                 Non-current portion                     17,253     36,687
                                                         ------------------


For  next  two  years:
                                   - 2002                     -     16,037
                                   - 2003                19,423     16,037
                                   - 2004                17,253     20,650
                                                         ------------------
                                                         36,676     52,724
                                                         ------------------



                                                                          .. /8


                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  8-

Note  7     SHARE  CAPITAL

     During the year, the Company received regulatory approval to increase its authorized share capital as approved in the Annual General Meeting held in February 2002. The authorized common shares were then increased to 100,000,000 shares from 58,875,000 shares, and two classes of preference shares were created.
                                                2002     2001
                                                 $         $
                                            ----------------------------
Authorized:

 100,000,000 common shares without par value
 100,000,000  Class  "A"  Preference
  shares with a par value of $10 each 100,000,000 Class "B" Preference shares with  a  par  value  of  $50  each

 Issued  and  outstanding:
  50,121,209  shares
  (2001 - 34,454,543 shares)                  16,156,646     13,768,636
                                            ============================
 a)     Shares  issued  during  the  year:




                                        2002                   2001
                                   #           $           #           $
                               ----------------------------------------------

For cash - exercise of
           share purchase
           warrants               516,666      48,162           -           -
For cash - exercise of
           incentive share
           purchase options     1,880,000     311,467   4,259,800     576,410
For cash - private placements  13,270,000   2,028,381   7,409,000   1,801,328
                               ----------  ----------  ----------  ----------
                               15,666,666   2,388,010  11,668,800   2,377,738
                               ----------  ----------  ----------  ----------
For debt settlements                    -           -     610,000      72,883
                               ----------  ----------  ----------  ----------

                               15,666,666   2,388,010  12,278,800   2,450,621
                               ==========  ==========  ==========  ==========



                                                                         .. /9

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  9-

Note  7     SHARE  CAPITAL  (continued)

b) i) The Company has a fixed stock option plan which permits the issurance of options of up to 10% of the Company's issued share capital. The following are outstanding incentive share purchase options:

                                        #
    ---------

      100,000   @ US $0.15  each  to  February  16,  2006
    1,050,000   @ US $0.06 each to February 28, 2006
      79,900    @ US $0.085 each to March 5, 2006
      300,000   @ US $0.12 each to August 10, 2006
      100,000   @ US $0.10 each to October 22, 2006
      100,000   @ US $0.12 each to October 23, 2006
      100,000   @ US $0.09 each to December 20, 2006
      802,764   @ US $0.08 each to January 4, 2007
      400,000   @ US $0.0725 each to January 24, 2007
      136,000   @ US $0.23 each to March 26, 2007
      272,000   @ US $0.20 each to May 17, 2007
    ---------
    3,440,664
    =========

          In 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. The Company will adopt the recommendations for the year ended August 31, 2003.

          Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

          Since January 1, 2002, the Company has granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007

          The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 150%, and an expected life of 1 year.




                                                                        .. /10

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  10  -

Note  7     SHARE  CAPITAL  (continued)

     b)  i)     Incentive  share  purchase  options  (continued)

     Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

                                             2002        2001
                                              $           $
                                            --------    -----
                    Pro forma loss          (0.0026)     N/A

     Pro forma results may be materially different than actual results realized.

     The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.
     Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

     Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.






                                                                         .. /11

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  11  -



Note  7     SHARE  CAPITAL  (continued)

     ii)  The  following  are  outstanding  share  purchase  warrants:

   #
--------
  136,000     @  US  $0.25  each  to  October  12,  2002  (1)
  150,000     @  US  $0.32  each  to  October  12,  2002  (1)
  500,000     @  US  $0.33  each  to  April  20,  2003
  400,000     @  US  $0.25  each  to  May  24,  2003
  200,000     @  US  $0.42  each  to  June  28,  2003
  400,000     @  US  $0.30  each  to  July  31,  2003
  240,000     @  US  $0.30  each  to  August  24,  2003
  100,000     @  US  $0.25  each  to  August  29,  2003
  100,000     @  US  $0.30  each  to  September  6,  2003
  800,000     @  US  $0.20  each  to  September  21,  2003
  919,000     @  US  $0.20  each  to  October  12,  2003
  100,000     @  US  $0.20  each  to  December  22,  2003
  900,000     @  US  $0.20  each  to  March  23,  2004
  600,000     @  US  $0.20  each  to  March  19,  2004
  550,000     @  US  $0.20  each  to  April  5,  2004
1,000,000     @  US  $0.20  each  to  May  8,  2004
1,000,000     @  US  $0.20  each  to  May  29,  2004
1,000,000     @  US  $0.20  each  to  June  27,  2004
1,000,000     @  US  $0.20  each  to  September  7,  2004

  420,000     @  US  $0.15  each  to  October  24,  2004
1,000,000     @  US  $0.15  each  to  November  4,  2004
2,333,334     @  US  $0.06  each  to  December  14,  2004
1,700,000     @  US  $0.06  each  to  January  7,  2005
1,000,000     @  US  $0.06  each  to  January  30,  2005
  300,000     @  US  $0.11  each  to  March  1,  2005
1,000,000     @  US  $0.17  each  to  March  26,  2005
1,000,000     @  US  $0.165  each  to  April  4,  2005
  400,000     @  US  $0.16  each  to  May  7,  2005
  600,000     @  US  $0.15  each  to  May  30,  2005
2,500,000     @  US  $0.075  each  to  July  10,  2005
  250,000     @  US  $0.08  each  to  July  24,  2005
  100,000     @  US  $0.09  each  to  August  21,  2005
-----------
22,698,334
===========

          (1)   See  Subsequent  Events  note  11  (g)



                                                                        ..  /12

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  12  -

Note  8     RELATED  PARTY  TRANSACTIONS

     a) Loans payable of $282,187 (US$181,028) is from a director and officer of the Company.

     b) The Company entered into an intention agreement, on December 8, 1997, to an entity with a common director, for its Richmond/Vancouver

          Horseracing project. The agreement was re-extended to October 1, 2003. In the agreement, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4 per share by way of a private placement upon the Company receiving the appropriate permission from the government agencies. (See Pre-development Costs
          Note  3  c).

     c) During the year management fees of $246,000 were paid to the directors and officers.

     d) During the year consulting fees of $76,102 were paid to the directors or entity with a common director.


Note  9          FINANCIAL  INSTRUMENTS

The carrying value of cash and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair value.

Note  10     ACCUMULATED  LOSSES

The company has accumulated non-capital losses for income tax purposes of $7,715,493 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

                             Year          Amount
                                             $
                            -----------------------
                             2003          629,337
                             2004          543,932
                             2005          474,086
                             2006          653,279
                             2007        1,306,106
                             2008        1,714,246
                             2009        2,394,507
                                         ----------
                                         7,715,493
                                         ----------


     The company has accumulated capital losses for income tax purposes of $1,126,136 that may be carried forward indefinitely and used to reduce capital gains in the future.

                                                                          .. /13

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  13  -

Note  11     SUBSEQUENT  EVENTS

     a) The Company is in a process of renegotiating the extension of the option to purchase 227 acres in Richmond, British Columbia. (See Pre-development Costs Note 3 b)

     b) The Company is in the process to incorporating a new subsidiary, SafeSpending Limited, in the Channel Islands for its SafeSpending Project.

     c) In September 2002, the Company received $185,388 (US$120,000) from a subscriber for 1,500,000 July 23, 2002 private placement units at US$0.08 each.

     d) On September 27, 2002, the Company announced a private placement of 3,000,000 units at US$0.08 each. The Company received $373,848 (US$240,000) from a subscriber for 3,000,000 units in October.

     e) On October 11, 2002, the Company granted 200,000 stock options to a director at an exercise price of US$0.15 each.

     f) On October 16, 2002, the Company granted 300,000 stock options to a director at an exercise price of US$0.15 each.

     g) 136,000 October 12, 2002 share purchase warrants at US$0.25 each and 150,000 October 12, 2002 share purchase warrants at US$0.32 each expired after the year-end.

     h) On November 1, 2002, the Company announced a private placement of 1,000,000 units at US$0.075 each. The Company received $115,672 (US$75,000) from a subscriber for 1,000,000 units in November 2002.

     i) On November 12, 2002, the Company announced a private placement of 1,000,000 units at US$0.08 each. The Company received $123,800 (US$80,000) from a subscriber for 1,000,000 units in November 2002.

     j) On November 28, 2002, the Company announced a private placement of 1,000,000 units at US$0.06 each. The Company received $92,850 (US$60,000) from subscribers for 1,000,000 units in November 2002.








                                                                         .. /14


                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002


(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  14  -

Note  12     UNITED  STATES  ACCOUNTING  PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in United States ("US GAAP"). The Company is considered to be a pre-operational Company under US GAAP.

     The significant differences related principally to the following items and the adjustments necessary to restate the loss and shareholders' equity in accordance with US GAAP are outlined as follows:

a)   Pre-Development  Costs

     Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b)   Foreign  Currency  Translation

     Under US GAAP, all asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders' equity.

c)   Share  Options

     Under US GAAP, granting of share options to employees and directors may give rise to a charge to income for compensation. For the purposes of this reconciliation from CDN GAAP to US GAAP, the Company has prepared its financial statements in accordance with Accounting Principles Board (APB) 25 under which share options are measured by the intrinsic value method whereby employee and director compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equalled the quoted market price at the dates the share options were granted, there were no compensation costs to be recognized.

d)   Loss  per  share

     For all years indicated, the options and warrants outstanding during the year are anti-dilutive and therefore fully diluted loss per share has not been disclosed.


                                                                          .. /15

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  15  -

Note  12     UNITED  STATES  ACCOUNTING  PRINCIPLES  (continued)



e)   Comprehensive  Income

     Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

f)   The  following  are  balance  sheet  items  under  US  GAAP:

                                2002               2001            2000
                                 $                   $               $
                                --------------------------------------------
      Pre-development costs                 -              -              -
      Share capital                20,867,384     18,479,374     16,088,043
      Foreign currency adjustments     23,909         28,435         16,337

                      Deficit     (20,302,771)   (17,830,566)   (15,778,604)


g) The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:


                                    2002           2001           2000
                                     $              $              $
                                ------------------------------------------
Deficit - CDN GAAP              (12,799,808)   (10,197,168)    (8,013,088)
  Cumulative effect of prior
  years' adjustments             (7,633,398)    (7,765,516)    (7,123,206)
                                ------------------------------------------
                                (20,433,206)   (17,962,684)   (15,136,294)
US GAAP material adjustments:
 * Effect of the
   write-off of pre-
   development costs
   on net loss                      125,909        144,216       (623,872)
 * Foreign currency
   adjustments                        4,526        (12,098)       (18,438)
                                ------------------------------------------

                                    130,435        132,118       (642,310)
                                ------------------------------------------

Deficit - US GAAP               (20,302,771)   (17,830,566)   (15,778,604)
                                ==========================================







                                                                         ..  /16

                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  16  -

Note  12     UNITED  STATES  ACCOUNTING  PRINCIPLES  (continued)

h) The following table summarizes the effect on shareholders' equity after considering the US GAAP adjustments:

                                                   Foreign      Total
                             Common     Accumulated   Currency     Shareholders'
                             Shares     Deficit       Translation  Equity
                             Amount                   Adjustments
                               $           $              $          $
                           -----------------------------------------------
Common Shares issued /net loss:


August 31, 1986
 * Shares for cash            107,501             -        -      107,501
 * Net loss under US GAAP           -             -        -            -
                           ----------  -------------  ------  ------------

August 31, 1987               107,501             -        -      107,501
 * Shares for cash            166,971             -        -      166,971
 * Net loss under US GAAP           -             -        -            -
                           ----------  -------------  ------  ------------

August 31, 1988               274,472             -        -      274,472
 * Shares for cash            401,667             -        -      401,667
 * Shares for property        227,000             -        -      227,000
 * Net loss under US GAAP           -      (753,962)       -     (753,962)
                           ----------  -------------  ------  ------------

August 31, 1989               903,139      (753,962)       -      149,177
 * Shares for cash            622,215             -        -      622,215
 * Shares for property      1,897,000             -        -    1,897,000
 * Net loss under US GAAP           -      (575,612)       -     (575,612)
                           ----------  -------------  ------  ------------


August 31, 1990             3,422,354    (1,329,574)       -    2,092,780
 * Shares for cash            100,250             -        -      100,250
 * Net loss under US GAAP           -      (350,482)       -     (350,482)


                           ----------  -------------  ------  ------------
August 31, 1991             3,522,604    (1,680,056)       -    1,842,548
 * Shares for cash            402,900             -        -      402,900
 * Net loss under US GAAP           -    (1,420,584)       -   (1,420,584)
                           ----------  -------------  ------  ------------

August 31, 1992             3,925,504    (3,100,640)       -      824,864
 * Shares for cash            465,875             -        -      465,875
 * Shares for property        150,000             -        -      150,000
 * Net loss under US GAAP           -      (289,189)       -     (289,189)

August 31, 1993             4,541,379    (3,389,829)       -    1,151,550
 * Shares for cash            576,500             -        -      576,500
 * Net loss under US GAAP           -      (836,050)       -     (836,050)
                           ----------  -------------  ------  ------------

August 31, 1994             5,117,879    (4,225,879)       -      892,000
 * Shares for cash            175,000             -        -      175,000
 * Foreign currency                 -             -    3,448        3,448
 * Net loss under US GAAP           -      (738,384)       -     (738,384)
                           ----------  -------------  ------  ------------
August 31, 1995             5,292,879    (4,964,263)   3,448      332,064

                                                                        .. /17


                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 17 -

Note 12     UNITED STATES ACCOUNTING PRINCIPLES (continued)





                                                                Foreign       Total
                                     Common     Accumulated     Currency      Shareholders'
                                     Shares     Deficit         Translation   Equity
                                     Amount                     Adjustments
                                       $           $                $            $
                                   ---------------------------------------------------
August 31, 1995 - balance forward    5,292,879    (4,964,263)     3,448       332,064
 * Shares for cash                     255,750             -          -       255,750
 * Foreign currency                          -             -      3,329         3,329
 * Net loss under US GAAP                    -      (501,749)         -      (501,749)
                                   -----------  -------------  ---------  ------------
August 31, 1996                      5,548,629    (5,466,012)     6,777        89,394
 * Shares for cash                   1,250,000             -          -     1,250,000
 * Share-based compensation          1,345,680    (1,345,680)         -             -
 * Foreign currency                          -             -     (1,646)       (1,646)
 * Net loss under US GAAP                    -    (1,046,798)         -    (1,046,798)
                                   -----------  -------------  ---------  ------------

August 31, 1997                      8,144,309    (7,858,490)     5,131       290,950
 * Shares for cash                   1,351,967             -          -     1,351,967
 * Share-based compensation          2,078,946    (2,078,946)         -             -
 * Foreign currency                          -             -     11,140        11,140
 * Net loss under US GAAP                    -    (1,297,719)         -    (1,297,719)
                                   -----------  -------------  ---------  ------------
August 31, 1998                     11,575,222   (11,235,155)    16,271       356,338
 * Shares for cash                   1,044,358             -          -     1,044,358
 * Share-based compensation          1,286,112    (1,286,112)         -             -
 * Foreign currency                          -             -    (18,372)      (18,372)
 * Net loss under US GAAP                    -    (1,300,904)         -    (1,300,904)
                                   -----------  -------------  ---------  ------------
August 31, 1999                     13,905,692   (13,822,171)    (2,101)       81,420
                                   -----------  -------------  ---------  ------------
 * Shares for cash                   2,182,351             -          -     2,182,351
 * Foreign currency                          -             -     18,438        18,438
 * Net loss under US GAAP                    -    (1,956,433)         -    (1,956,433)
                                   -----------  -------------  ---------  ------------
August 31, 2000                     16,088,043   (15,778,604)    16,337       325,776
 * Shares for cash                   2,391,331             -          -     2,391,331
 * Foreign currency                          -             -     12,098        12,098
 * Net loss under US GAAP                    -    (2,051,962)         -    (2,051,962)
                                   -----------  -------------  ---------  ------------
August 31, 2001                     18,479,374   (17,830,566)    28,435       677,243
 * Shares for cash                   2,388,010             -          -     2,388,010
 * Foreign currency                          -             -     (4,526)       (4,526)
 * Net loss under US GAAP                    -    (2,472,205)         -    (2,472,205)
                                   -----------  -------------  ---------  ------------
August 31, 2002                     20,867,384   (20,302,771)    23,909       588,522
                                   ===========  =============  =========  ============




                                                                         .. /18

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  18  -

Note  12     UNITED  STATES  ACCOUNTING  PRINCIPLES  (continued)

i) The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:








                                          Cumulative     2002       2001         2000
                                           Amounts
                                            From
                                         Apr 7/86 to
                                          Aug 31/02
                                            $             $           $           $
                                    ---------------------------------------------------
Net loss under CDN GAAP             (12,799,808)  (2,602,640)  (2,184,080)  (1,314,123)
US GAAP material adjustments:
  *  Effect of the write-off of pre-
     development costs on net loss   (2,768,316)     125,909      144,216     (623,872)
  *  Share-based compensation        (4,710,738)           -            -            -
  *  Foreign currency adjustments       (23,909)       4,526      (12,098)     (18,438)
                                    ---------------------------------------------------
Net loss under US GAAP              (20,302,771)  (2,472,205)  (2,051,962)  (1,956,433)
                                    ===================================================
Loss per share under US GAAP                            0.06         0.07          .10
                                                 ------------  -----------  -----------
Weighted average number of shares                 42,409,898   27,991,260   19,785,894
                                                 ------------  -----------  -----------



                                                                        .. /19


                  Loewen  Stronach  &  Co.   Chartered  Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  YEAR  ENDED  AUGUST  31,  2002

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  19  -

Note  12     UNITED  STATES  ACCOUNTING  PRINCIPLES  (continued)

j) The following income statement shows cumulative amounts from the Company's inception after considering the U.S. GAAP adjustments:

                                                 Cumulative
                                                   Amounts
                                                     From
                                                 Apr 7/86 to
                                                  Aug 31/02
                                                       $
                                                 ----------
REVENUE
  Gain on disposition of marketable securities      838,947
  Interest income and miscellaneous                  43,324
  Foreign exchange gain (loss)                       23,909
  Sales                                              31,874
                                                 ----------
                                                    938,054
                                                 ----------
EXPENSES
  Advertising and promotion                       2,544,314
  Management fees                                 1,542,650
  Professional and consulting                     1,419,004
  Investor relations                                786,472
  Automotive, travel and conference                 664,620
  Office and miscellaneous                          569,926
  Office rent and services                          375,872
  Transfer agent and filing fees                    259,242
  Amortization                                      382,594
  Financing fees                                    218,000
  Finders fees                                      154,031
  Internet services                                 561,935
  Insurance                                         200,920
  Interest and bank charges                         130,907
  Settlement of agreement                            40,000
  Prizes                                             29,085
  Fees and commissions                               29,741
  Interest on capital leases                         13,661
  Quebec capital tax                                    250
                                                 ----------
                                                  9,923,224
  Write-down of investments                       3,814,638
                                                 ----------
                                                 13,737,862
                                                 ----------
LOSS AND DEFICIT UNDER CDN GAAP                  12,799,808
US GAAP material adjustments:
     Effect of the write-off of
     pre-development costs                        2,768,316
     Share-based compensation                     4,710,738

     Foreign currency adjustments                    23,909
LOSS AND DEFICIT UNDER US GAAP                   20,302,771
                                                 ==========



                  Loewen  Stronach  &  Co.   Chartered  Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended January 15, 2003 to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SUNGOLD  ENTERTAINMENT  CORP.
                                       -----------------------------
                                            (the  Registrant)


Date:     January  21,  2003            By:*     /s/ Kim  N.  Hart
---------------------------                 -----------------------------
                                            Kim N. Hart - President & CEO




     *Print  name  and  title  under  the  signature  of  the  signing  officer